UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                    FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1997

                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the transition period from ________________ to __________________

         Commission File Number  1-8138

--------------------------------------------------------------------------------

 A.   Full title of the plan:

                         SECURITY SYSTEMS HOLDINGS, INC.
                                   401(k) PLAN

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Alarmguard Holdings, Inc.
                                125 Frontage Road
                                Orange, CT 06477

                          Audited Financial Statements
                           and Supplemental Schedules

                         Security Systems Holdings, Inc.
                                   401(k) Plan

                     YEARS ENDED DECEMBER 31, 1997 AND 1996
                       WITH REPORT OF INDEPENDENT AUDITORS

                   Security Systems Holdings, Inc. 401(k) Plan

                          Audited Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1997 and 1996






                                               CONTENTS


Report of Independent Auditors..................................................................1

Audited Financial Statements

Statement of Assets Available for Benefits, With Fund Information - December 31, 1997...........2
Statement of Assets Available for Benefits, With Fund Information - December 31, 1996...........4
Statement of Changes in Assets Available for Benefits, With Fund Information -
     Year Ended December 31, 1997...............................................................5
Statement of Changes in Assets Available for Benefits, With Fund Information -
     Year Ended December 31, 1996...............................................................7
Notes to the Financial Statements...............................................................8

Supplemental Schedules

Schedule of Assets Held for Investment Purposes................................................12
Schedule of Reportable Transactions............................................................13


                         Report of Independent Auditors

Plan Administrator
Security Systems Holdings, Inc. 401(k) Plan

We have audited the accompanying statements of assets available for benefits of Security Systems Holdings, Inc. 401(k) Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The information presented in the "Schedule of Assets Held for Investment Purposes" and the "Schedule of Reportable Transactions," other than for the Alarmguard Common Stock Fund, does not disclose the historical cost of investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                                             /s/ Ernst & Young LLP

Stamford, Connecticut
June 22, 1998


                                             Security Systems Holdings, Inc. 401(k) Plan

                                  Statement of Assets Available for Benefits, With Fund Information

                                                          December 31, 1997



                                                                       FUND INFORMATION
                         -----------------------------------------------------------------------------------------------------------
                                              SMALL                GOVERN-                      SHORT-
                                             CAPITALI-   DIVER-     MENT              CASH      INTER-
                          TOTAL              ZATION A    SIFIED    MONEY     BLUE   RESERVES   MEDIATE     HIGH     TOTAL    GROWTH
                         RETURN A  GROWTH A   EQUITY    INCOME A   MARKET   CHIP A      A     GOVERNMENT  RETURN   RETURN B     B
                          FUND       FUND      FUND       FUND      FUND     FUND     FUND      A FUND    A FUND     FUND     FUND
                         -----------------------------------------------------------------------------------------------------------
ASSETS
Investments:
   At fair value:
    Stocks                         $266,193   $185,696                      $2,560                        $4,844            $150,026
    Bonds                                                $85,027                               $33,601
    Fixed income                                                   $3,465            $58,703
    Balanced             $146,830                                                                                 $111,285
    Participants notes
      receivable
                         -----------------------------------------------------------------------------------------------------------
Total investments         146,830   266,193    185,696    85,027    3,465    2,560    58,703    33,601     4,844   111,285   150,026
                         -----------------------------------------------------------------------------------------------------------

Receivables:
   Participants'            5,175     9,549      8,868     2,774    4,697      633     2,349     1,329     2,729
     contributions
   Employer's matching      1,138     2,028      1,668       591      936      142       559       323       450
                         -----------------------------------------------------------------------------------------------------------
Total receivables           6,313    11,577     10,536     3,365    5,633      775     2,908     1,652     3,179         -         -
                         ===========================================================================================================
Assets available for     $153,143  $277,770   $196,232   $88,392   $9,098   $3,335   $61,611   $35,253    $8,023  $111,285  $150,026
   benefits              ===========================================================================================================




SEE NOTES TO FINANCIAL STATEMENTS.

                                             Security Systems Holdings, Inc. 401(k) Plan

                            Statement of Assets Available for Benefits, With Fund Information (continued)

                                                          December 31, 1997



                                                          FUND INFORMATION
                     ---------------------------------------------------------------------------------------------
                       SMALL                                              SHORT-
                      CAPITALI-   DIVER-                                  INTER-
                      ZATION B    SIFIED     BLUE       US       CASH     MEDIATE     HIGH    ALARMGUARD
                       EQUITY    INCOME B   CHIP B   MORTGAGE  RESERVES  GOVERNMENT  RETURN     COMMON      LOAN
                        FUND       FUND      FUND     B FUND    B FUND    B FUND     B FUND   STOCK FUND    FUND           TOTAL
                     ---------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
   At fair value:
     Stocks            $92,059              $13,029                                  $23,599   $445,620                $1,183,626
     Bonds                       $36,899                $124              $39,462                                         195,113
     Fixed income                                               $16,419                                                    78,587
     Balanced                                                                                                             258,115
     Participants
       notes
       receivable                                                                                          $42,521         42,521
                     --------------------------------------------------------------------------------------------------------------
Total investments       92,059    36,899     13,029      124     16,419    39,462     23,599    445,620     42,521      1,757,962
                     --------------------------------------------------------------------------------------------------------------

Receivables:
   Participants'
     contributions                                                                                                         38,103
   Employer's
     matching                                                                                                               7,835
                     ---------------------------------------------------------------------------------------------------------------
Total receivables            -         -          -        -          -         -          -          -          -         45,938
                     ===============================================================================================================
Assets available
  for benefits         $92,059   $36,899    $13,029     $124    $16,419   $39,462    $23,599   $445,620    $42,521     $1,803,900
                     ===============================================================================================================


SEE NOTES TO FINANCIAL STATEMENTS.

                                             Security Systems Holdings, Inc. 401(k) Plan

                                  Statement of Assets Available for Benefits, With Fund Information

                                                          December 31, 1996



                                                           FUND INFORMATION
                    ----------------------------------------------------------------------------------------------------
                                            SMALL                                                 SHORT-
                                           CAPITALI-             DIVER-                           INTER-
                        TOTAL              ZATION B    HIGH      SIFIED     U.S.       CASH      MEDIATE
                       RETURN    GROWTH     EQUITY     YIELD     INCOME   MORTGAGE   RESERVES   GOVERNMENT
                       B FUND    B FUND      FUND      B FUND    B FUND    B FUND     B FUND      B FUND     LOAN FUND      TOTAL
                    ----------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
   At fair value:
     Stocks                     $257,891    $89,682                                                                       $347,573
     Bonds                                             $1,191    $41,030    $114                  $43,467                   85,802
     Fixed income                                                                    $23,524                                23,524
     Balanced         $183,803                                                                                             183,803
     Participants
       notes
       receivable                                                                                             $5,938         5,938
                    ----------------------------------------------------------------------------------------------------------------
Total investments      183,803   257,891     89,682     1,191     41,030     114      23,524       43,467      5,938       646,640
                    ----------------------------------------------------------------------------------------------------------------

Receivables:
   Participants'
     contributions       5,808     7,427      4,890        75      2,172                 992        1,550                   22,914
   Employer's
     matching            1,300     1,799        977        19        494                 246          356                    5,191
                    ----------------------------------------------------------------------------------------------------------------
Total receivables        7,108     9,226      5,867        94      2,666       -       1,238        1,906          -        28,105
                    ================================================================================================================
Assets available
  for benefits        $190,911  $267,117    $95,549    $1,285    $43,696    $114     $24,762      $45,373     $5,938      $674,745
                    ================================================================================================================



SEE NOTES TO FINANCIAL STATEMENTS.

                                             Security Systems Holdings, Inc. 401(k) Plan

                            Statement of Changes in Assets Available for Benefits, With Fund Information

                                                    Year ended December 31, 1997


                                                          FUND INFORMATION
                        ----------------------------------------------------------------------------------

                           TOTAL                    SMALL        HIGH    DIVERSIFIED  GOVERNMENT    BLUE
                          RETURN A   GROWTH A  CAPITALIZATION   YIELD A    INCOME A      MONEY     CHIP A
                            FUND       FUND     A EQUITY FUND    FUND       FUND      MARKET FUND   FUND
                        ----------------------------------------------------------------------------------
ADDITIONS TO ASSETS
 ATTRIBUTED TO:
 Net appreciation/
   (depreciation) in
   fair value of
   investments           $(18,699)  $(37,354)     $(14,201)    $  (3)      $   227                $ (272)
  Interest and dividends   21,528     36,225        19,847         7         2,615    $    28        304
                        ----------------------------------------------------------------------------------
                            2,829     (1,129)        5,646         4         2,842         28         32
Contributions:
 Participants              71,157    124,694        88,691       126        35,622     14,076      1,499
 Employer                  14,948     26,571        17,156        62         7,156      2,904        330
 Rollovers                 85,032    159,973        99,288       234        44,627
                        ----------------------------------------------------------------------------------
                          171,137    311,238       205,135       422        87,405     16,980      1,829
                        ----------------------------------------------------------------------------------
Total additions           173,966    310,109       210,781       426        90,247     17,008      1,861
                        ----------------------------------------------------------------------------------

DEDUCTIONS FROM ASSETS
 ATTRIBUTED TO:
  Benefits paid to
    participants           (4,630)    (9,478)       (8,425)                 (1,553)
  Administrative
    expenses
                        ----------------------------------------------------------------------------------
Total deductions           (4,630)    (9,478)       (8,425)        -        (1,553)         -          -
                        ----------------------------------------------------------------------------------
Net increase (decrease)
  prior to interfund
  transfers               169,336    300,631       202,356       426        88,694     17,008      1,861
Interfund transfers,
  net                     (16,193)   (22,861)       (6,124)     (426)         (302)    (7,910)     1,474
                        ----------------------------------------------------------------------------------
Net increase (decrease)   153,143    277,770       196,232         -        88,392      9,098      3,335
Assets available for
  benefits at beginning
  of year
                        ----------------------------------------------------------------------------------
Assets available for
  benefits at end of
  year                   $153,143   $277,770      $196,232     $   -       $88,392    $ 9,098     $3,335
                        ==================================================================================


                                                FUND INFORMATION
                        ------------------------------------------------------------
                                         SHORT-
                            CASH      INTERMEDIATE    HIGH      TOTAL
                          RESERVES A  GOVERNMENT A  RETURN A   RETURN B   GROWTH B
                            FUND          FUND        FUND       FUND       FUND
                        ------------------------------------------------------------
ADDITIONS TO ASSETS
 ATTRIBUTED TO:
 Net appreciation/
   (depreciation) in
   fair value of
   investments                         $   (96)     $   39    $ 15,138   $ 24,419
  Interest and dividends $  4,201          811         201      18,435     21,802
                        ------------------------------------------------------------
                            4,201          715         240      33,573     46,221
Contributions:
 Participants              13,339       15,740       6,970      13,945     20,441
 Employer                   7,257        3,811       1,093       3,056      4,877
 Rollovers                101,307       16,235
                        ------------------------------------------------------------
                          121,903       35,786       8,063      17,001     25,318
                        ------------------------------------------------------------
Total additions           126,104       36,501       8,303      50,574     71,539
                        ------------------------------------------------------------

DEDUCTIONS FROM ASSETS
 ATTRIBUTED TO:
  Benefits paid to
    participants          (24,451)        (486)                 (1,385)   (18,293)
  Administrative
    expenses                                                    (2,694)    (3,467)
                        ------------------------------------------------------------
Total deductions          (24,451)        (486)                 (4,079)   (21,760)
                        ------------------------------------------------------------
Net increase (decrease)
  prior to interfund
  transfers               101,653       36,015       8,303      46,495     49,779
Interfund transfers,
  net                     (40,042)        (762)       (280)   (126,121)  (166,870)
                        ------------------------------------------------------------
Net increase (decrease)    61,611       35,253       8,023     (79,626)  (117,091)
Assets available for
  benefits at beginning
  of year                                                      190,911    267,117
                        ------------------------------------------------------------
Assets available for
  benefits at end of
  year                   $ 61,611      $35,253      $8,023    $111,285   $150,026
                        ============================================================

                                             Security Systems Holdings, Inc. 401(k) Plan

                      Statement of Changes in Assets Available for Benefits, With Fund Information (continued)

                                                    Year ended December 31, 1997


                                                               FUND INFORMATION
                          ---------------------------------------------------------------------------------------
                                                                                                       SHORT-
                               SMALL        HIGH    DIVERSIFIED   BLUE         US         CASH      INTERMEDIATE
                          CAPITALIZATION  YIELD B    INCOME B    CHIP B     MORTGAGE B  RESERVES B  GOVERNMENT B
                           B EQUITY FUND    FUND       FUND       FUND        FUND        FUND          FUND
                          ---------------------------------------------------------------------------------------
ADDITIONS TO ASSETS
 ATTRIBUTED TO:
 Net appreciation/
   (depreciation)
   in fair value of
   investments                 $ 9,996    $   27     $    28   $(1,151)       $  2                    $  (294)
  Interest and dividends        10,352        89       3,237     1,552           8      $   788         2,728
  Interest on
    participant loans
                          ---------------------------------------------------------------------------------------
                                20,348       116       3,265       401          10          788         2,434
Contributions:
 Participants                   19,174       225       7,474                              1,947         4,004
 Employer                        3,210        56       1,607                                866           991
 Rollovers
                          ---------------------------------------------------------------------------------------
                                22,384       281       9,081                              2,813         4,995
                          ---------------------------------------------------------------------------------------
Total additions                 42,732       397      12,346       401          10        3,601         7,429
                          ---------------------------------------------------------------------------------------

DEDUCTIONS FROM ASSETS
 ATTRIBUTED TO:
  Benefits paid to
    participants                (9,360)              (11,147)                            (5,305)       (4,920)
  Administrative
    expenses                      (701)                 (347)                              (198)         (184)
                          ---------------------------------------------------------------------------------------
Total deductions               (10,061)              (11,494)                            (5,503)       (5,104)
                          ---------------------------------------------------------------------------------------
Net increase (decrease)
  prior to interfund
  transfers                     32,671       397         852       401          10       (1,902)        2,325
Interfund transfers, net       (36,161)   (1,682)     (7,649)   12,628                   (6,441)       (8,236)
                          ---------------------------------------------------------------------------------------
Net increase (decrease)         (3,490)   (1,285)     (6,797)   13,029          10       (8,343)       (5,911)
Assets available for
  benefits at beginning
  of year                       95,549     1,285      43,696                   114       24,762        45,373
                          ---------------------------------------------------------------------------------------
Assets available for
  benefits at end of
  year                         $92,059    $    -     $36,899   $13,029        $124      $16,419       $39,462
                          =======================================================================================

                                      FUND INFORMATION
                          --------------------------------------

                             HIGH      ALARMGUARD
                            RETURN B    COMMON
                             FUND      STOCK FUND    LOAN FUND      TOTAL
                          ----------------------------------------------------
ADDITIONS TO ASSETS
 ATTRIBUTED TO:
 Net appreciation/
   (depreciation)
   in fair value of
   investments            $     50     $ 35,332                 $   13,188
  Interest and dividends     1,111          330                    146,199
  Interest on
    participant loans                                  $ 2,100       2,100
                          ----------------------------------------------------
                             1,161       35,662          2,100     161,487
Contributions:
 Participants                                                      439,124
 Employer                                                           95,951
 Rollovers                                              36,373     543,069
                          ----------------------------------------------------
                                                        36,373   1,078,144
                          ----------------------------------------------------
Total additions              1,161       35,662         38,473   1,239,631
                          ----------------------------------------------------

DEDUCTIONS FROM ASSETS
 ATTRIBUTED TO:
  Benefits paid to
    participants            (3,440)                               (102,873)
  Administrative
    expenses                                (12)                    (7,603)
                          ----------------------------------------------------
Total deductions            (3,440)         (12)                  (110,476)
                          ----------------------------------------------------
Net increase (decrease)
  prior to interfund
  transfers                 (2,279)      35,650         38,473   1,129,155
Interfund transfers, net    25,878      409,970         (1,890)
                          ----------------------------------------------------
Net increase (decrease)     23,599      445,620         36,583   1,129,155
Assets available for
  benefits at beginning
  of year                                                5,938     674,745
                          ----------------------------------------------------
Assets available for
  benefits at end of
  year                     $23,599     $445,620        $42,521  $1,803,900
                          ====================================================

                                             Security Systems Holdings, Inc. 401(k) Plan

                            Statement of Changes in Assets Available for Benefits, With Fund Information

                                                    Year ended December 31, 1996



                                                                    FUND INFORMATION
                                   -----------------------------------------------------------------------------

                                      TOTAL                    SMALL         HIGH     DIVERSIFIED      U.S.
                                    RETURN B    GROWTH B  CAPITALIZATION   YIELD B      INCOME B    MORTGAGE B
                                      FUND        FUND     B EQUITY FUND     FUND         FUND         FUND
                                   -----------------------------------------------------------------------------
ADDITIONS TO ASSETS ATTRIBUTED
  TO:
  Net appreciation
    (depreciation) in fair value
    of investments                 $  (4,704)  $ (36,949)    $ (3,577)      $   20      $   297       $ (56)
  Interest and dividends              26,221      66,094        7,705           53        1,683
  Interest on participant loans
                                   -----------------------------------------------------------------------------
                                      21,517      29,145        4,128           73        1,980         (56)
Contributions:
  Participants                        57,269      78,366       60,681          969       29,872
  Employer matching                    7,559      10,977       10,813          234        6,009
                                   -----------------------------------------------------------------------------
                                      64,828      89,343       71,494        1,203       35,881
                                   -----------------------------------------------------------------------------
Total additions                       86,345     118,488       75,622        1,276       37,861         (56)

DEDUCTIONS FROM ASSETS ATTRIBUTED
  TO:
  Benefits paid to participants      (17,608)    (24,714)      (2,860)        (178)      (2,039)       (722)
  Administrative expenses               (390)       (382)         (53)          (8)         (62)
                                   -----------------------------------------------------------------------------
Total deductions                     (17,998)    (25,096)      (2,913)        (186)      (2,101)       (722)
                                   -----------------------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                 68,347      93,392       72,709        1,090       35,760        (778)
Interfund transfers, net              (8,721)    (12,361)       4,951          (39)       3,361          (1)
                                   -----------------------------------------------------------------------------
Net increase (decrease)               59,626      81,031       77,660        1,051       39,121        (779)

Assets available for benefits at
  beginning of year                  131,285     186,086       17,889          234        4,575         893
                                   -----------------------------------------------------------------------------
Assets available for benefits at
  end of year                      $ 190,911   $ 267,117     $ 95,549       $1,285      $43,696       $ 114
                                   =============================================================================

                                                 FUND INFORMATION
                                   --------------------------------------------
                                                   SHORT-
                                      CASH      INTERMEDIATE
                                   RESERVES B   GOVERNMENT B
                                      FUND          FUND           LOAN FUND      TOTAL
                                   ---------------------------------------------------------
ADDITIONS TO ASSETS ATTRIBUTED
  TO:
  Net appreciation
    (depreciation) in fair value
    of investments                  $     (2)     $ (1,198)                   $ (46,169)
  Interest and dividends                 866         1,959                      104,581
  Interest on participant loans                                   $   429           429
                                   ---------------------------------------------------------
                                         864           761            429        58,841
Contributions:
  Participants                         9,374        16,036                      252,567
  Employer matching                    1,236         2,527                       39,355
                                   ---------------------------------------------------------
                                      10,610        18,563                      291,922
                                   ---------------------------------------------------------
Total additions                       11,474        19,324            429       350,763

DEDUCTIONS FROM ASSETS ATTRIBUTED
  TO:
  Benefits paid to participants      (20,248)       (1,521)                     (69,890)
  Administrative expenses                (18)          (52)                        (965)
                                   ---------------------------------------------------------
Total deductions                     (20,266)       (1,573)                     (70,855)
                                   ---------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                 (8,792)       17,751            429       279,908
Interfund transfers, net              13,019          (687)           478             -
                                   ---------------------------------------------------------
Net increase (decrease)                4,227        17,064            907       279,908

Assets available for benefits at
  beginning of year                   20,535        28,309          5,031       394,837
                                   ---------------------------------------------------------
Assets available for benefits at
  end of year                       $ 24,762      $ 45,373        $ 5,938     $ 674,745
                                   =========================================================



SEE NOTES TO FINANCIAL STATEMENTS.

                   Security Systems Holdings, Inc. 401(k) Plan

                          Notes to Financial Statements

                     Years ended December 31, 1997 and 1996



1. DESCRIPTION OF PLAN

The following description of the Security Systems Holdings, Inc. 401(k) Plan (the "Plan") of Alarmguard Holdings, Inc. ("Alarmguard" or the "Company") provides only general information. Participants should refer to the Summary Plan Description for a more complete discussion of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees completing at least 1,000 hours of service in a twelve consecutive month period and who are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan permits each participant to elect to have his or her eligible compensation reduced by up to 15% and to have that amount contributed through periodic payroll withholdings to the Plan in accordance with Section 401(k) of the Internal Revenue Code. The Company's matching contributions are discretionary by plan year and since the Plan's inception have been based on 25% of each participant's contributions up to an amount not to exceed 6% of the participant's annual compensation.

In compliance with federal tax law, for 1997 and 1996, the maximum annual contribution for a participant was limited to the lesser of $30,000 or 25% of compensation. In addition, the maximum annual before-tax contribution was limited to $9,500 in 1997 and 1996.

During 1997, $543,069 was transferred from other qualifying plans as a result of an acquisition made by the Company. This amount is included in rollovers in the 1997 statement of changes in assets available for benefits.

PARTICIPANT ACCOUNTS

Forfeited balances of terminated participants nonvested accounts are used to reduce future Company contributions. The balance of forfeited nonvested accounts was not material as of December 31, 1997 or 1996. Employee contributions plus actual earnings thereon are always 100% vested, while vesting of Company matching contributions plus actual earnings thereon occurs over a period of 5 years, at a rate of 20% for each year of service, commencing with the completion of one year of service. Participants become 100% vested upon death or attainment of age 65.

Under the provisions of the Plan, a participant may, at the discretion of the Company, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan, or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the participant's account in such other plan.

In accordance with the Plan, participants can direct the investment of their contributions among 9 investment options of Kemper Service Company and Alarmguard stock. During 1997, the Company eliminated the High Yield Fund and U.S. Mortgage Fund investment options and replaced B Fund with A Fund investment options.

Participants may change their investment options daily.

                   Security Systems Holdings, Inc. 401(k) Plan

                    Notes to Financial Statements (continued)

                     Years ended December 31, 1997 and 1996



1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT NOTES RECEIVABLE

The Plan includes a loan feature for participants who are employed by the Company enabling them to borrow from their vested account balance. The maximum amount the participant can borrow is the lesser of 50% of their vested interest in the Plan or $50,000 less the highest outstanding loan balance over the previous twelve months. The minimum loan amount is $1,000. The term of the loan can range from one to five years, or up to 15 years if for the purchase of a primary residence. Loan repayments are made in equal installments of principal and interest through automatic payroll deductions starting two months after the effective date of the loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates on loans outstanding at December 31, 1997 and 1996 range from 8.0% to 10.5%.

CONDITIONS OF WITHDRAWAL

Upon termination of the participant's employment as a result of retirement, death, disability, dismissal, or resignation, as defined in the Plan, the participant's account shall be paid to the participant, or designated beneficiary, in a lump-sum amount (if account balance is less than $3,500) or monthly installments based on the value of the participant's account.

EXPENSES

In 1997 and 1996, the Company paid substantially all administrative expenses of the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management, which may differ from actual results.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices. The participant notes receivable are stated at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Alarmguard common stock is purchased on a monthly basis by an independent third party. At December 31, 1997, the per share price of the common stock was $10.50.

                   Security Systems Holdings, Inc. 401(k) Plan

                     Years ended December 31, 1997 and 1996



3. INVESTMENTS

The Plan's investments are held by a bank administered trust fund. Investments that represent 5% or more of the Plan's assets available for benefits at December 31, 1997 and 1996 are as follows:

                                                           1997       1996
                                                      --------------------------

    Total Return Fund - 14,538 shares                    $146,830         --
    Growth A Fund - 20,337 shares                         266,193         --
    Small Capitalization A Equity Fund - 27,715 shares    185,696         --
    Total Return B Fund - 11,029 and 18,234 shares,
      respectively                                        111,285   $183,803
    Growth B Fund - 12,085 and 20,451 shares,
      respectively                                        150,026    257,891
    Small Capitalization B Equity Fund - 14,496 and
      14,799 shares, respectively                          92,059     89,682
    Alarmguard Holdings, Inc. - 42,440 shares             445,620         --
    Diversified Income Fund - 6,850 shares                     --     41,030
    Short-Intermediate Government Fund - 5,566 shares          --     43,467

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to change or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

5. INCOME TAX STATUS

The Internal Revenue Service has ruled (October 27, 1994) that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and the related trust is, therefore, not subject to tax under Section 501(a) of the Internal Revenue Code. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator and management of the Company are committed to taking all appropriate actions to maintain the Plan's qualified status.

6. YEAR 2000 ISSUE (UNAUDITED)

The Company has developed a plan to modify its internal information technology to be ready for the Year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become Year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on plan operations.

                   Security Systems Holdings, Inc. 401(k) Plan

                    Notes to Financial Statements (continued)

                     Years ended December 31, 1997 and 1996



7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                         DECEMBER 31,
                                                    1997              1996
                                                ------------------------------

    Assets available for benefits per the
      financial statements                       $1,803,900         $674,745
    Contribution receivable                              --          (28,105)
                                                 ----------         --------
    Assets available for benefits per the
      Form 5500                                  $1,803,900         $646,640
                                                 ==========         ========

                              Security Systems Holdings, Inc. 401(k) Plan

                            Schedule of Assets Held for Investment Purposes

                                         December 31, 1997



IDENTITY OF ISSUER,
BORROWER, LESSOR OR
  SIMILAR PARTY                                                                                  CURRENT
                                     DESCRIPTION OF INVESTMENT                     COST*          VALUE
------------------------------------------------------------------------------------------------------------

Kemper Service Company      Total Return A Fund-14,538 shares                                  $  146,830
                            Growth A Fund-20,337 shares                                           266,193
                            Small Capitalization A Equity Fund-27,715 shares                      185,696
                            Diversified Income A Fund-14,148 shares                                85,027
                            Government Money Market Fund - 3,465 shares                             3,465
                            Blue Chip A Fund - 158 shares                                           2,560
                            Cash Reserves A Fund - 58,703 shares                                   58,703
                            Short-Intermediate Government A Fund - 4,308 shares                    33,601
                            High Return A Fund - 150 shares                                         4,844
                            Total Return B Fund - 11,029                                          111,285
                            Growth B Fund - 12,085 shares                                         150,026
                            Small Capitalization B Equity Fund - 14,496 shares                     92,059
                            Diversified Income B Fund - 6,150 shares                               36,899
                            Blue Chip B Fund - 801 shares                                          13,029
                            US Mortgage B Fund - 17 shares                                            124
                            Cash reserves B Fund - 16,419 shares                                   16,419
                            Short-Intermediate Government B Fund - 5,086 shares                    39,462
                            High Return B Fund - 719 shares                                        23,599

Alarmguard Holdings, Inc.   Alarmguard Common Stock Fund - 42,440 shares           $412,811       445,620

Participants notes
  receivable                Notes mature between June, 1998 and June,
                              2000 and bear interest at rates which
                              vary between 8% and 10.5% per annum.                                 42,521
                                                                                   ----------------------
Total                                                                              $412,811    $1,757,962
                                                                                   ======================


*THE PLAN'S CUSTODIAN WAS UNABLE TO PROVIDE THIS INFORMATION.

                                         Security Systems Holdings, Inc. 401(k) Plan

                                             Schedule of Reportable Transactions

                                                Year ended December 31, 1997

                                                                                                   CURRENT VALUE
                                                                                                    OF ASSET ON
                                                                 PURCHASE     SELLING     COST OF   TRANSACTION    NET GAIN
IDENTITY OF PARTY INVOLVED    DESCRIPTION OF ASSET                PRICE        PRICE       ASSET*      DATE         (LOSS)*
---------------------------------------------------------------------------------------------------------------------------

CATEGORY (i) - SINGLE TRANSACTION IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

Kemper Service Company     Total Return A Fund
                              7,972 shares                       $ 92,496                            $ 92,496

                           Growth A Fund
                              11,462 shares                       176,353                             176,353
                              2,524 shares                         38,944                              38,944

                           Small Capitalization A Equity Fund
                              14,994 shares                       109,040                             109,040

                           Diversified Income A Fund
                              8,556 shares                         51,100                              51,100

                           Government Money Market Fund
                              57,218 shares                                   $ 57,218                 57,218

                           Cash Reserves A Fund
                              509,531 shares                      509,531                             509,531
                              509,697 shares                                   509,697                509,697
                              104,231 shares                      104,231                             104,231

                           Total Return B Fund
                              10,225 shares                                    116,876                116,876

                           Growth B Fund
                              10,141 shares                                    146,496                146,496

Alarmguard Holdings, Inc.  Alarmguard Stock
                              9,100 shares                         79,625                 $79,625      79,625
                              4,900 shares                         44,713                  44,713      44,713
                              8,375 shares                         83,750                  83,750      83,750
                              6,030 shares                         63,730                  63,730      63,730

THERE WERE NO CATEGORY (ii) OR (iv) REPORTABLE TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 1997.
* THE PLAN'S CUSTODIAN WAS UNABLE TO PROVIDE THIS INFORMATION.

                                         Security Systems Holdings, Inc. 401(k) Plan

                                             Schedule of Reportable Transactions

                                                Year ended December 31, 1997


                                                                                                   CURRENT VALUE
                                                                                                    OF ASSET ON
                                                                 PURCHASE     SELLING     COST OF   TRANSACTION    NET GAIN
IDENTITY OF PARTY INVOLVED    DESCRIPTION OF ASSET                PRICE        PRICE       ASSET*      DATE         (LOSS)*
---------------------------------------------------------------------------------------------------------------------------

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

Kemper Service Company     Total Return A Fund
                              14,516 shares                      $ 168,058                            $168,058
                              2,132 shares                                     $ 24,112                 24,112

                           Growth A Fund
                              20,380 shares                        310,447                             310,447
                              2,560 shares                                       37,834                 37,834

                           Small Capitalization A Equity Fund
                              27,534 shares                        201,917                             201,917
                              2,842 shares                                       21,074                 21,074

                           Diversified Income A Fund
                              14,396 shares                         86,282                              86,282
                              502 shares                                          3,003                  3,003

                           Government Money Market Fund
                              11,347 shares                         11,347                              11,347
                              57,218 shares                                      57,218                 57,218

                           Cash Reserves A Fund
                              630,765 shares                       630,765                             630,765
                              535,785 shares                                    535,785                535,785

                           Short-Intermediate Government A Fund
                              4,460 shares                          34,884                              34,884
                              161 shares                                          1,256                  1,256

                                         Security Systems Holdings, Inc. 401(k) Plan

                                             Schedule of Reportable Transactions

                                                Year ended December 31, 1997


                                                                                                   CURRENT VALUE
                                                                                                    OF ASSET ON
                                                                 PURCHASE     SELLING     COST OF   TRANSACTION    NET GAIN
IDENTITY OF PARTY INVOLVED    DESCRIPTION OF ASSET                PRICE        PRICE       ASSET*      DATE         (LOSS)*
---------------------------------------------------------------------------------------------------------------------------

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF
PLAN ASSETS (CONTINUED)

                           Total Return B Fund
                              2,372 shares                       $  24,392                           $  24,392
                              10,959 shares                                    $125,298                125,298

                           Growth B Fund
                              2,865 shares                          35,587                              35,587
                              12,133 shares                                     174,495                174,495

                            Small Capitalization B Equity Fund
                              4,848 shares                          28,623                              28,623
                              5,171 shares                                       36,671                 36,671

Alarmguard Holdings, Inc.  Alarmguard Stock
                              42,440 shares                        412,811                $412,811     412,811





THERE WERE NO CATEGORY (ii) OR (iv) REPORTABLE TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 1997.

*THE PLAN'S CUSTODIAN WAS UNABLE TO PROVIDE THIS INFORMATION.

                                 EXHIBIT INDEX
                                 -------------



               Exhibit No.                   Description
               -----------                   -----------

                 23.1                        Consent of Independent Auditors

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Security Systems Holdings, Inc.
                                      401(k) Plan

                                      /s/  David Heidecorn
                                      -----------------------------------
                                      David Heidecorn
                                      Trustee, Security Systems Holdings,
                                      Inc. 401(k) Plan

Dated:  June 30, 1998